UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   The Combined Master Retirement Trust
   5430 LBJ Freeway, Suite 1700
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Duratek, Inc. (DRTK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Day/Year
   10/17/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value                 10/17/02    P        5,300         A  $6.0450      2,218,900      D  Direct

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

All of these reported shares were purchased directly by The Combined Master Retirement Trust in the open market.

Additional Reporting Person joining in this filing with The Combined Master Retirement Trust as the designated filer:


/S/ By: Harold C. Simmons
-------------------------
Harold C. Simmons, Individually
DATE 10/21/02




Valhi, Inc ("Valhi") established The Combined Master Retirement Trust (the "CMRT") as a trust to permit the collective investment by master trusts that maintain the assets of c ertain employee benefit plans Valhi and related companies adopt (the "Plans"). Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is also chairman of the board of Valhi and a participant in one or more of the Plans. Mr. Simmons disclaims beneficial ownership of the shares of Duratek common stock the CMRT owns, except to the extent of his vested beneficial interest, if any, in such shares under the Plans.



SIGNATURE OF REPORTING PERSON
/S/ By: Harold C. Simmons, Trustee
----------------------------------
For: The Combined Master Retirement Trust
DATE 10/21/02